Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BERRY PETROLEUM CORPORATION

Berry Petroleum Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Berry Petroleum Corporation.

2. The date of filing of the original Certificate of Incorporation of the Corporation (the “Original Charter”) with the Secretary of State of the State of Delaware was February 13, 2017 and the Original Charter was amended and restated by the filing of the Amended and Restated Certificate of Incorporation of the Corporation (the “Current Certificate”) with the Secretary of State of the State of Delaware was February 28, 2017.

3. The date of filing of the Certificate of Designation of Series A Convertible Preferred Stock of the Corporation with the Secretary of State of the State of Delaware was February 28, 2017.

4. The execution and filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) was approved by (i) the board of directors of the Corporation in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and (ii) the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the DGCL and the A&R Charter.

5. Article VII of the Current Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE VII

BOARD OF DIRECTORS

(1) The Board of Directors shall consist of one or more directors and shall be of one class. Each director shall serve until his or her successor shall have been duly elected and qualified or, if earlier, until his or her death, resignation, retirement, disqualification or removal. At each annual meeting of stockholders, (i) directors shall be elected for a term of office to expire at the succeeding annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified or, if earlier, until his or her death, resignation, retirement, disqualification or removal; and (ii) directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

(2) Except as set forth in the Stockholders Agreement, dated February 28, 2017, by and among the Corporation and certain holders party thereto, as may be amended from time to time (the “Stockholders Agreement”), or as otherwise required by applicable law and subject to the rights of the holders of any series of Preferred Stock then outstanding, any one or more of the directors may be removed from office, either for or without cause, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors of the Corporation. Subject to the terms of the Stockholders Agreement, the number of directors that comprise the Whole Board (as defined below) shall be fixed from time to time exclusively by the Board of Directors as provided in the bylaws of the Corporation. As used herein, “Whole Board” shall mean, at any given time, the total number of directorships then authorized, whether or not any vacancies exist with respect to such directorships.

(3) Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed as of                         , 2018.

BERRY PETROLEUM CORPORATION

Name: Arthur T. Smith
Title: Chief Executive Officer

[Signature Page to Certificate of Amendment]